Calise Y. Cheng
T: +1 650 843 5172
ccheng@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

November 20, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Attn:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Amanda Kim, Staff Accountant
Craig Wilson, Senior Advisor

Re:	C3.ai, Inc.
Draft Registration Statement on Form S-1
Submitted October 23, 2020
CIK No. 0001577526
Ladies and Gentlemen:
On behalf of C3.ai, Inc. (the “Company”), we are providing this letter supplementally in response to comment 10 received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 5, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on October 23, 2020, as well as to provide the Staff with information regarding the proposed preliminary price range of the shares of Class A common stock to be offered in the Company’s proposed initial public offering (“IPO”).
Confidential Treatment Request
Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5172 rather than rely on the U.S. mail for such notice.

General
10.Please provide us with a breakdown of all stock options granted during the year preceding the most recent balance sheet date and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please also address any difference between the most recent fair values and the midpoint of your IPO offering range.
Response:     The Company respectfully acknowledges the comment and has provided below a breakdown of the stock options granted since November 1, 2019 (the “Review Period”) as well as the fair value per share of the underlying common stock used for financial reporting purposes:

Event	Event Date	Number of Awards	Common Stock Fair Value Per Share for Financial Reporting
Option Grants	November 13, 2019	15,090,000	$0.78
Option Grants	February 25, 2020	9,681,279	$1.71
Option Grants	May 15, 2020	2,057,000	$1.08
Option Grants	July 6, 2020	2,500,000	$1.46
Option Grants	August 1, 2020	14,487,506	$1.66
Option Grants	August 27, 2020	42,749,000	$1.86
Option Grants	September 23, 2020	12,623,273	$2.35
Option Grants	October 21, 2020	7,680,000	$2.85
Option Grants	November 7, 2020	1,495,000	$3.69
The Company respectfully refers the Staff to the Registration Statement for a discussion of the Company’s Common Stock Valuations under the Critical Accounting Policies and Estimates. The estimate of the fair value per share of the Company’s common stock had been determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account numerous objective and subjective factors to determine the best estimate of fair value of the Company’s common stock, including contemporaneous independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation.
For financial reporting purposes and as further described below, for the grant dates through the date of this letter, the Company reassessed the fair value of its common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed stock-based compensation by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant, when considered appropriate. The Company believes that this straight-line methodology, when applied, provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.
At each valuation date, the Company retrospectively made a determination of enterprise value using the market approach. In deriving enterprise value using the market approach, the Company used two principal methodologies, the Guideline Public Company Method (“GPCM”) and the

Subject Company Transaction Method (the “Backsolve Method”). The GPCM derives market valuation multiples under different scenarios using the stock prices of comparable publicly traded companies. The Backsolve Method “backsolves” to a value of the Company based on the Company’s shares sold in a recent, arm’s length priced equity round of financing. In applying the GPCM, the Company utilized a blend of both trailing 12-months revenue and next 12-months forecast revenue to reflect both the progress the Company has made in the last year and the Company’s strong growth potential.
After determining enterprise value, the Valuation Reports utilized either the option pricing method (“OPM”) or a combination of the OPM and the probability-weighted expected return method (“PWERM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the enterprise value of the Company. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach enterprise value calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an IPO, as well as the probability of remaining a private Company. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.
In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not currently freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team. In establishing the exercise price of the equity awards granted on each grant date, the Company relied on the most recent Valuation Report available to the Company at such time, which reflected a valuation of the underlying common stock that differs from the reassessed estimated fair value as described above and below, as such reassessed estimated fair value incorporates information that was not available at the time of grant.
The following are the key considerations in determining the value of the Company’s common stock at each valuation date.
June 30, 2019 valuation
Enterprise value was determined using a market approach with a 90% weighting given to values determined using the GPCM and a 10% weighting given to values determined using the Backsolve Method. The Valuation Report took into account the issuance of Series G Preferred Stock from February to June 2019 at a per share price of $3.3042 for total cash proceeds of $51.5 million. In June 2019, the Company also sold and issued shares of common stock to a strategic partner at $0.77 per share. Enterprise value was allocated to the Company’s various classes of capital stock using the OPM. The Company applied a DLOM of 22.5%, which reflected the Company’s growth stage of development, estimated time to liquidity event, high estimated volatility related to earnings, and lack of near-term expected distributions. The resulting fair value of each share of common stock was $0.78.

February 24, 2020 valuation
The value of our common stock was determined under a hybrid method utilizing a combination of the OPM and PWERM. Under the OPM, enterprise value was determined using a market approach with a 50% weighting given to values determined using the GPCM and a 50% weighting given to values determined using the Backsolve Method. The Valuation Report took into account the issuance of Series H Preferred Stock in August 2019 at a per share price of $5.0385 for total cash proceeds of $50.0 million. It also considered two secondary transactions that occurred in October 2019 among existing stockholders, one of which involved the sale of the Company’s Series D Preferred Stock and Series E Preferred Stock at $4.4339 per share for total cash proceeds of $50.0 million, and the other of which involved the sale of the Company’s B-1 common stock, Series C Preferred Stock, and Series D Preferred Stock at $4.00 per share for total cash proceeds of $50.0 million. Under the PWERM, enterprise value was determined for a possible IPO using a forward revenue market approach. The value of the Company’s common stock was then determined by weighting the OPM at 75% and PWERM at 25%. The Company applied a DLOM of 22.5% under the OPM. The resulting fair value of each share of common stock was $1.71.
May 18, 2020 valuation
During this period, the COVID-19 pandemic was causing general business disruption globally, and the Company’s peer companies’ trading multiples fell substantially from pre-COVID-19 levels. As a result, the valuation of the Company’s common stock reflected the effects of the COVID-19 pandemic during this period. The value of the Company’s common stock was determined under a hybrid method utilizing a combination of the OPM and PWERM. Under the OPM, enterprise value was determined using a market approach using the GPCM. Under the PWERM, enterprise value was determined for a possible IPO using a forward revenue market approach. The value of the Company’s common stock was determined by weighting the OPM at 85% and PWERM at 15%, reflecting the declining market and macro-economic outlook. The Company applied a DLOM of 25% under the OPM. The resulting fair value of each share of common stock was $1.08.
August 27, 2020 valuation
During this period, the market and the Company’s peer companies’ trading multiples recovered and, on average, surpassed pre-COVID-19 trading levels. Additionally, the Company experienced strong bookings in the first quarter of fiscal 2021 and accordingly increased its revenue forecast. The Company also held initial discussions with investment banks in August 2020 regarding a potential initial public offering, but the timing of such offering was not known or knowable as of the valuation date. The value of the Company’s common stock was determined under a hybrid method utilizing a combination of the OPM and PWERM. Under the OPM, enterprise value was determined using a market approach using the GPCM. Under the PWERM, enterprise value was determined for a possible IPO using a forward revenue market approach. The value of the Company’s common stock was determined by weighting the OPM at 65% and the PWERM at 35%, reflecting the improved market and macro-economic outlook. The Company applied a DLOM of 25% under the OPM. The resulting fair value of each share of common stock was $1.86.
October 21, 2020 valuation
The Company continued to experience strong bookings and accordingly increased its revenue forecast. The Company also incorporated additional comparable companies based on input from the investment banks in determining enterprise value. However, during this period, the market experienced volatility reflecting an uncertain outlook. The value of the Company’s common stock was determined under a hybrid method utilizing a combination of the OPM and PWERM. Under the OPM, enterprise value was determined using a market approach using the GPCM. Under the PWERM, enterprise value was determined for a possible IPO using a forward revenue market approach. The value of the Company’s common stock was determined by weighting the OPM at 65% and the PWERM at 35%, reflecting the uncertain market and macro-economic outlook at the time of preparation. The Company applied a DLOM of 19% under the OPM. The resulting fair value of each share of common stock was $2.85.
Preliminary Price Range
The Company supplementally advises the Staff that, on November 19, 2020, representatives of Morgan Stanley & Co. LLC, J. P. Morgan Securities LLC, and BofA Securities, Inc., the lead underwriters of the IPO and on behalf of the underwriters (collectively, the “Representatives”), recommended a preliminary price range of [***] per share of Class A common stock (“Preliminary Price Range”), with a midpoint of [***] per share. The Company anticipates effecting a [***] reverse stock split. The Preliminary Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives. The proposed Preliminary Price Range is informed by current market conditions, the Company’s financial condition and prospects, the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth software companies.
The Preliminary Price Range has been used by the Company to perform a preliminary linear interpolation of the fair value of the Company's common stock for equity award grants subsequent to the most recent valuation report of October 21, 2020. The Company supplementally advises the Staff that the Preliminary Price Range is subject to further revision based on market conditions, business developments and other factors.
The Company believes the primary factors that explain the difference between the Preliminary Price Range and the fair value of the Company’s common stock used for purposes of measuring the grant date fair value of the Company’s equity awards through the date of this letter are as follows:
•Conversion of Redeemable Convertible Preferred Stock.  The Preliminary Price Range assumes the conversion of all the Company’s convertible preferred stock into common stock upon the completion of the IPO. The corresponding elimination of the rights and preferences of the convertible preferred stock results in a higher valuation for the Company’s common stock, which is reflected in the Preliminary Price Range.
•Strong Quarter.  The Company had a strong bookings performance in the second quarter of fiscal 2021. In addition, the Company announced a partnership with Microsoft and Adobe for C3 AI CRM, which is a new family of fully AI-enabled, industry-specific CRM solutions, which the Company expects to significantly increase its customer reach.
•Comparable Companies.  The Company, in consultation with the lead underwriters, compared the Company’s performance with the growth rates and profitability metrics of other high-growth software companies, including Alteryx, Datadog, Elastic, MongoDB, and Palantir. The cohort used by the lead underwriters represents an expansion of comparable companies not previously included in earlier valuation reports.
•Market Dynamics.  The valuation considerations for estimating the Preliminary Price Range were informed by current conditions in the U.S. equity markets, including the generally positive reception to the recent initial public offerings of technology companies despite the relative volatility in the equity markets. In particular, in recent months, there has been a number of high-profile IPOs, including companies that are included as comparables to the

Company. However, the Company’s pursuit of an IPO continued to be uncertain given the fluctuations of the U.S. equity markets in connection with macroeconomic events.
•Liquidity.  The Preliminary Price Range represents a future price for shares of common stock that will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the equity grant dates described above appropriately considers a liquidity discount for the lack of marketability.
•Valuation Methodology.  The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in December 2020 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. The Preliminary Price Range is also reasonably consistent with the common stock valuations utilized in the Valuation Reports during the Review Period for the IPO outcome.
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Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:	Thomas M. Siebel, C3.ai, Inc.
Brady Mickelsen, C3.ai, Inc.
David Barter, C3.ai, Inc.
Eric Jensen, Cooley LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation